UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 13 February, 2009

ASX & MEDIA RELEASE
13 FEBRUARY, 2009

NOVOGEN TO FOCUS ON ONCOLOGY PROGRAM

Sydney, Australia, 13 February, 2009 – Australian pharmaceutical R&D company, Novogen Limited (ASX:NRT NASDAQ:NVGV) today advised it would focus its activities on its oncology program.

With the current economic climate making capital raising for extended programs difficult, Novogen is relying on its internal resources to concentrate on the expanding oncology portfolio.

Along with this decision, Novogen has taken several steps to reduce costs so that existing cash reserves are devoted to maintaining the significant potential of the oncology program.

Among cost reduction measures are:

•	outsourcing of the scale-up manufacturing of clinical stage compounds:
•	putting on hold the cardiovascular and anti-inflammatory programs;
•	reducing world wide staff numbers from 62 to 51;
•	implementing fee and income reductions of 20 per cent for the board and executive management.

Novogen advises that its Group cash balance at 31 December, 2008 is approximately A$44 million which it considers appropriate to ensure the viability of the Company.

As it proceeds closer to commercialisation of its oncology R&D and when financial market conditions become more favourable, Novogen will be in a better position to fund work on the remainder of its intellectual property which is derived from its isoflavonoid technology platform.

Novogen’s business strategy is to take its R&D to a clinical stage where it has a definable value and is saleable to an organisation which would undertake commercialisation.

The Novogen Group’s most advanced anti-cancer compound phenoxodiol is in advanced clinical trials, and is licensed to Novogen’s 71 per cent owned subsidiary, Marshall Edwards, Inc.  Elements of the Novogen Group’s oncology program which are conducted by Marshall Edwards include:

•	phase III global trial of phenoxodiol to treat advanced ovarian cancer;
•	phase II trial in the US of phenoxodiol to treat prostate cancer;
•	phase I trial of phenoxodiol to treat cervical cancer;
•
phase I trial of triphendiol, a derivative of phenoxodiol, to treat bile duct and pancreatic cancers and advanced melanoma, for which the FDA has granted orphan drug status, and which is approved for entry into clinical trialling in the US.

Separately, Novogen has developed NV-128, the promising mTOR inhibitor, which has a different pathway from phenoxodiol and triphendiol to achieving cancer cell death.  This opens up new opportunities in anti-cancer therapies and the possibility of these compounds working synergistically.
Novogen is maintaining its commitments to Glycotex, Inc., its US based wound management subsidiary, and  also continues to earn revenue from sales of consumer healthcare products in Australia Canada and the UK and from thirteen licensees worldwide.

Novogen has 95 granted patents surrounding its intellectual property which establishes significant value within the group and a pipeline for future R&D activity.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders. The Company coordinates an international clinical research and development program with external collaborators, hospitals and universities.  For more information, visit www.novogen.com

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.